UNIFY CORPORATION

2102 Arena Boulevard

Sacramento, California 95834

October 10, 2005

VIA FEDERAL EXPRESS AND DIRECT TRANSMISSION

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Re:                             Unify Corporation (the “Company”)

Form 10-K for the Fiscal Year Ended April 30, 2005

Filed July 28, 2005

Form 8-K

Filed September 1, 2005

File No. 1-11807)

Ladies and Gentleman:

With respect to the letter of comments received from the staff of the Commission in regards to the above-referenced filings and our responses thereto, the Company hereby acknowledges that:

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you should have any questions, please call Kevin Coyle of DLA Piper Rudnick Gray Cary US LLP, counsel to the Company, at 916-930-3240.

Very truly yours,

UNIFY CORPORATION

By:	/s/ TODD E. WILLE

Todd E. Wille
Chief Executive Officer

cc:                                 Stathis Kouninis, Securities and Exchange Commission

Kevin Coyle